1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2007.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date December 4, 2007	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

EXEMPT CONTINUING CONNECTED TRANSACTIONS -
ELECTRICITY GENERATORS MANAGEMENT AGREEMENT
WITH SHANXI ZHANGZE

Summary

On 4 December 2007, Huaze Aluminum, a subsidiary of the Company, entered into the Management Agreement for the management by Shanxi Zhangze, a connected person, of two of the electricity generators of Huaze Aluminum. The annual management fee payable to Shanxi Zhangze will be below the minimum disclosure level for continuing connected transactions under the Hong Kong Listing Rules. Upon the entering into of the Management Agreement, the annual limit of RMB800 million for the three financial years ending 31 December 2009, which was previously estimated based on the initially proposed contracting arrangement for management of the two electricity generators by Shanxi Zhangze for Huaze Aluminum, is no longer applicable.

The board of directors (the "Board" and "Directors") of Aluminum Corporation of China Limited (the "Company") announces that on 4 December 2007, Shanxi Huaze Aluminum and Power Company Limited ("Huaze Aluminum") entered into a management agreement (the "Management Agreement") with Shanxi Zhangze Electricity Company Limited ("Shanxi Zhangze") for the management of electricity generators nos. 3 and 4 of Huaze Aluminum by Shanxi Zhangze at a fixed management fee per Kilowatt-hour (KWh). A summary of the major terms of the Management Agreement is as follows:

*

Shanxi Zhangze shall be responsible for the management of the two electricity generators for the purposes of production, safety and shall be responsible for all liabilities arising from any accidents within its responsibilities;

*

Huaze Aluminum shall be responsible for the fuel costs and fixed costs, including but not limited to water charges, raw materials, salaries, maintenance and taxes etc. of the two electricity generators; and

*	Shanxi Zhangze shall manage the two electricity generators in accordance with the terms of the management specified in the management agreement.

It is estimated that the annual management fee payable to Shanxi Zhangze under the Management Agreement will be approximately RMB13 million.

Huaze Aluminum is a 60% subsidiary of the Company and Shanxi Zhangze is a substantial shareholder holding the remaining 40% equity interest in Huaze Aluminum. Shanxi Zhangze is therefore a connected person of Huaze Aluminum and the management of the two electricity generators by Shanxi Zhangze for Huaze Aluminum will constitute connected transactions for the Company.

Prior to the Management Agreement, it was initially intended that the management and operations of the two electricity generators of Huaze Aluminum would be contracted to Shanxi Zhangze at a fixed contracting fee basis. In this regard, in the Company's circular dated 27 December 2006 relating to the renewal of the annual limits of the continuing connected transactions of the Company for the three financial years ending 31 December 2009, it was estimated that the annual cap of the contracting fee to be paid by Huaze Aluminum for management of the two electricity generators would be approximately RMB800 million. Instead of the initially proposed contracting arrangement, Shanxi Zhangze has, pursuant to the Management Agreement, agreed to manage the two electricity generators at a fixed management fee and that such arrangement should retrospectively apply from 1 January 2007. The Directors are of the view that the management fee arrangement is more favorable to Huaze Aluminum as it represents better cost control over the operations of the two electricity generators and the management fee is determined upon normal commercial terms, which are fair and reasonable insofar as the Company and the shareholders of the Company as a whole are concerned. Upon the entering into of the Management Agreement, the annual management fee of approximately RMB13 million payable to Shanxi Zhangze will be below the minimum disclosure level under the Hong Kong Listing Rules and the estimated annual limit of RMB800 million is no longer applicable to such transactions.

By order of the Board of Directors of Aluminum Corporation of China Limited* Liu Qiang Company Secretary

Beijing, China
4 December 2007

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Directors); Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zhuoyuan (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary